Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

March 5, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on March 5, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

March 5, 2025

SCHEDULE “A”

Digihost Announces Restatement of Previously Issued Financial Statements

Miami, FL – March 5, 2025 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative energy infrastructure company that develops cutting-edge data centers, today announced that it has filed an amended annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report” and, as so amended, the “Amended 2023 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains restated financial statements for the fiscal years ended December 31, 2023 and 2022 (the “Restatement Periods”) and related updates to management’s discussion and analysis for the Restatement Period. In connection with the SEC’s review of the 2023 Annual Report (the “SEC Review”), and in consultation with members of management and the Audit Committee of the Board of Directors, the Company determined that its previously issued consolidated financial statements for the Restatement Periods that were included in the 2023 Annual Report and the related management’s discussion and analysis for the year ended December 31, 2023 were required to be restated to correct a material error in the classification of proceeds derived from the sale of digital assets. Digihost previously categorized proceeds derived from the sale of digital assets as a cash flow from operating activities. In conjunction with the SEC review, it was determined that proceeds from the sale of digital assets should instead be classified as cash flow from investing activities.

Shareholders and users of the Company’s financial statements should note that the restatement is not a result of any change to the Company’s operations, business or financial operating performance for the Restatement Periods. For any and all of the Restatement Periods, there was no impact on the Company’s overall cash position or net cash flows.

A summary of the restated financial statements is available in the tables set forth below (expressed in thousands of U.S. dollars). More details may be found in the revised financial statements and related revised management’s discussion and analysis included in the Amended 2023 Annual Report, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Adjustments to consolidated statements of cash flows for the year ended December 31, 2022 – Restatement

	Year ended December 31
	2022 (as reported)	Cash flow reclassification	2022 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	4,329,342	-	4,329,342
Adjustments for:
Proceeds from sale of digital assets	15,528,972	(12,084,280)	3,444,692
Net change in cash related to operating activities	(3,410,899)	(12,084,280)	(15,495,179)

Cash flows provided by (used in) in investing activities
Acquisition of digital currencies	-	(3,932,000)	(3,932,000)
Proceeds from sale of digital assets	-	16,016,280	16,016,280
Net change in cash related to investing activities	(14,513,038)	12,084,280	(2,428,758)

Adjustments to consolidated statements of cash flows for the year ended December 31, 2023 – Restatement

	Year ended December 31
	2023 (as reported)	Cash flow reclassification	2023 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	(21,885,410)	-	(21,885,410)
Adjustments for:
Proceeds from sale of digital assets	1,388,123	(19,264,980)	(17,876,857)
Net change in cash related to operating activities	5,692,022	(19,264,980)	(13,572,958)

Cash flows provided by (used in) in investing activities
Proceeds from sale of digital assets	-	19,264,980	19,264,980
Net change in cash related to investing activities	(7,257,482)	19,264,980	12,007,498

The Company’s management has previously concluded that the Company had a material weakness in its internal control over financial reporting during the Restatement Periods. Management is in the process of implementing remediation measures to address the material weakness in respect of the errors described above.

About Digihost

Digihost is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digihost Technology Inc.

www.digihostpower.com

Digihost Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the pending SEC Review; the potential that additional restatements of the Company’s financial statements will be required; the potential that the Company identifies additional material weaknesses in its control over financial reporting; the ability of the Company to remediate known material weaknesses; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.